

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 26, 2012

<u>Via E-mail</u>

Michael Foster
General Counsel
Tronox Incorporated
3301 N.W. 150th Street
Oklahoma City, OK 73134

> **Re: Tronox Limited**
> **Tronox Incorporated**
> **Registration Statement on Form S-4**
> **Filed December 30, 2011**
> **File No. 333-178835**

Dear Mr. Foster:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide us with copies of all materials prepared by the company's financial advisors and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

2.   Please provide us supplementally with all financial information including the financial forecasts and projections discussed on pages 230 and 232 of the filing. It appears that Exxaro may have disclosed financial projections to Goldman Sachs and Moelis, which were used by them in preparing their respective analyses relating to their fairness opinions. Please revise the appropriate sections of the

registration statement to disclose such financial projections.

3.   Please file all exhibits with your next amendment or otherwise supply us with drafts of the legal and tax opinions.

4.   We note disclosure about the registration rights agreement discussed on page F-107 of the financial statements. Please tell us whether this agreement will continue to be effective after the closing of the Transaction, and if so, what consideration you have given to discussing it in an appropriate section of the registration statement and filing it as an exhibit thereto.

5.   The disclosure on page F-178 relating to "Defined benefit fund" states that the most recent actuarial valuations "were carried out in September 2010 by NMG Consultants and actuaries." To the extent that disclosure of the actuarial valuations is attributed to NMG Consultants, please tell us what consideration you have given to naming NMG Consultants as an expert and filing its consent as an exhibit under Rule 436 of Regulation C.

Registration Statement Cover Page

6.   Please indicate your reporting status by checking the applicable box.

Calculation of Registration Fee Table

7.   Please tell us how you intend to fulfill your obligations under Section 5 of the Securities Act of 1933 with respect to the issuance of the Class B shares in connection with the acquisition of Exxaro's Mineral Sands business.

Explanatory Note

8.   Please file with your next amendment the Transaction Agreement as amended. Otherwise, please provide us supplementally with the form of amendment reflecting the structure of the transaction as currently contemplated by the prospectus disclosure.

Prospectus Cover Page

9.   Since the letter to the stockholders is the prospectus cover page, it should comply with the requirements, to the extent applicable, of Item 501 of Regulation S-K. Please refer to Item 1 of Form S-4. In this regard, please disclose the total amount of securities being offered, identify the current market for Tronox Incorporated shares of common stock, and discuss your intention to list the Class A shares of Tronox Limited on a exchange following the effectiveness of the registration statement. Please refer to Item 501(b)(2) and (4) of Regulation S-K.

Tronox Incorporated
Notice of Special Meeting of Stockholders

10. We note that the first matter to be acted upon by the shareholders is to "adopt and approve the Transaction Agreement and the Transactions contemplated thereby, including the Mergers." Given that as a result of the Mergers, the corporate governance of the Australian holding company would be significantly different from the corporate governance of the Delaware entity, please tell us how you are complying with the Exchange Act Rule 14a-4(a)(3) by providing us with your analysis as to why the approval of certain affected provisions of the Tronox Limited Constitution should not be "unbundled" and presented as separate matters upon which the shareholders may vote. For guidance, please refer to the Division of Corporation Finance September 2004 Fifth Supplement to the Manual of Publicly Available Telephone Interpretations found in the Commission's website at http://www.sec.gov/interps/telephone/phonesupplement5.htm.

Industry and Market Data, page 2

11. We note your disclosure that you make no representations as to the accuracy and completeness of the third-party data you have included in the prospectus. Please note that you are responsible for the entire content of the registration statement and that you may not use language that attempts to disclaim information included in the filing. Please revise accordingly.

12. Please confirm that all market and industry data represents information that is generally available to the public and was not commissioned by you for a fee. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. If any sources are not publicly available for no or a nominal fee, please explain to us why you are not required to file consents under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933. Otherwise, please file the third parties' consents as exhibits to the registration statement.

13. We note your disclosure in this section; however, throughout the prospectus you provide various factual statements without indicating whether the source of the information is management's belief, industry data, general articles or another source. Refer to the following examples:

o Disclosure in the second paragraph on page 14 related to the estimated global sales of TiO_2;

o Disclosure on page 16 that you are among the lowest cost producers of TiO_2 globally;"

o Disclosure on top of page 56 related to how demand for TiO_2 will continue to increase and TiO_2 Outlook disclosure on page 67;

o   Disclosure on page 100 related to the trading volume of titanium feedstock, including disclosure of Exxaro's competitive position in the industry.

Please provide the basis for the statistics disclosed in the prospectus. If this information is based upon management's belief, please indicate that this is the case. To the extent the disclosure is derived from third party sources, please provide us with copies of the sources marked to highlight the information you are using to support your disclosure.

Q: Why is Tronox Incorporated offering Exchangeable Shares to holders of Tronox Incorporated common stock in the Transaction?, page 6

14.   Please revise your disclosure to emphasize the rationale for the option to receive Exchangeable Shares in the Transaction. If it is based upon certain tax considerations, please indicate that this is the case. Also, consider expanding your disclosure here or include a separately captioned Q&A section addressing the material differences between the two forms of considerations available to the Tronox Incorporated shareholders.

Summary, page 12

General

15.   Concisely summarize the material differences between the rights of shareholders of a Delaware company and the rights of shareholders in an Australian company.

16.   Please include a brief discussion related to the termination provisions of the Transaction Agreement and identify the circumstances when the $20 million termination fee would be payable.

Industry Background and Outlook, page 14

TiO$_2$ Industry Background and Outlook, page 14

17.   At the end of your page 14 disclosure, please identify the "widely known… titanium feedstock projects" which are currently being evaluated.

The Transaction, page 18

18.   Please disclose here, that pursuant to the terms of the Transaction, Tronox Limited will also acquire Exxaro's 50% interest in the Tiwest Joint Venture.

Summary Historical and Pro Forma Financial Data, page 22

19.   Please explain your basis for combining operations of the successor for the eight months ended September 30, 2011, with operations of the predecessor for January to provide one column for the nine months ended September 30. It is generally inappropriate to merely combine information for predecessor and successor entities in the case of fresh-start accounting.

20.   Please change the "(9)" footnote indication next to the line item Environmental remediation and/or restoration on page 23 to "(8)," if correct.

21.   Please tell us your consideration of Question 103.02 of the Non-GAAP C&DI available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm in reconciling EBITDA to income (loss) from continuing operations.

22.   Please provide a discussion of the specific nature of transaction costs and financial statement restatement costs included as a component in arriving at Adjusted EBITDA. Clarify how you determine what costs are included in this line item, with specific disclosure on costs that are expected to recur, such as costs associated with financial reporting.

Additional Interests of Tronox Executive Officers and Directors in the Transaction, page 26

23.   Please quantify on an aggregate basis the benefits that the Tronox executive officers and directors will receive as a result of their interests in the Transaction.

Material U.S. Federal Income Tax Consequences of the Transaction, page 26

24.   We note that you intend to file a tax opinion regarding the material U.S. federal income tax consequences resulting from the Transaction. Because it appears that you intend the tax discussion section to set forth counsel's opinion and the tax opinion to be filed as an exhibit to be a short-form tax opinion, please:

o   Revise your disclosure anywhere in the prospectus where you discuss the material U.S. federal income tax consequences of the transaction to clearly state that the discussion and each of the conclusions are the opinion of counsel;

o   Ensure that counsel presents its full opinion under "Material U.S. Federal Income Tax Consequences of the Transaction" on page 240 and clearly identify the matters upon which counsel is opining; and

o   Ensure that counsel expresses its views regarding the tax consequences of the Transaction to investors and in doing so that it avoids the use of phrases such as "in general" and "should not be a taxable event."   In the alternative, please have your counsel explain in detail why it cannot give a "will" opinion by describing the degree of uncertainty and the related risks

> to the investors. Refer to Section III.C.4. of Staff Legal Bulletin No. 19 dated October 14, 2011.

Regulatory Matters, page 27

25.   In addition to your disclosure that the completion of the Transaction is conditioned upon the receipt of third party consents and orders, please highlight that the refinancing of the existing credit facilities, or the receipt of lenders' consent of waiver of certain debt covenants, is a condition precedent to Tronox Incorporated's obligation to close the Transaction. We note "Tronox Incorporated's failure to refinance…" risk factor disclosure on page 30

26.   Briefly describe here or in an appropriate section of the filing the facts under which either Tronox or Exxaro may waive the conditions to the Transaction and discuss the circumstances under which the parties would resolicit shareholders' votes. In this regard we note your disclosure at the end of the first paragraph of the "The Transaction is subject to the receipt of consents and approvals…" risk factor on page 29.

Risk Factors, page 29

The Transaction may not be accretive to the earnings…", page 31

27.   In an appropriate section of the filing please discuss the basis for management's expectation that the Transaction will be accretive to Tronox's future earnings. We note the Rule 425 communication filed on October 7, 2011, stating that you anticipate that the Transaction would improve the earnings power estimated for year 2012 to be 17% EPS accretive.

Exxaro Mineral Sands' operations use significant amounts of water…, page 39

28.   We note your disclosure in the second paragraph related to the risks of operating the business without the appropriate water licenses. Please disclose whether any of the Exxaro Mineral Sands operations are being currently conducted without the required water licenses.

Estimations of Exxaro Mineral Sands' ore resources and reserve estimates are based on a number of assumptions…, page 40

29.   The disclosure on the top of page 41 stating that the investors should not interpret resource and reserve estimates as assurances of the economic life of Exxaro Mineral Sands's ore deposits, appears to limit shareholders' ability to rely on the prospectus disclosure. Please revise your disclosure accordingly. Please comply with this comment also with respect to your "Disclaimer" disclosure on page 248

where you state that the description of the tax consequences "is provided for information purposes only."

Requirements associated with being a public company…, 47

30.   Please consider revising your disclosure to state that Tronox Limited, rather than Tronox Incorporated, has not been subject to the reporting requirements of the Securities Exchange Act of 1934. In this regard we note that prior to the March 1, 2011 revocation of registration of securities, Tronox Incorporated was subject to the reporting requirements of Section 12(b) of the Exchange Act.

The rights and responsibilities of Class A shares will be governed by Australian law…, page 49

31.   Your disclosure should provide specific examples of the most significant differences resulting from holding shares in an Australian company, such as the Class A shareholders' inability to act by written consent, the absence of appraisal rights and the right to inspect the company's books and records through a court order only. Please revise your disclosure accordingly.

Tronox Incorporated stockholders will have a reduced ownership and voting interest after the Transaction…, page 49

32.   Please provide a comparison of the percentage ownership that the Tronox Incorporated shareholders currently have in Tronox Incorporated with the percentage ownership they will have in Tronox Limited immediately following the completion of the Transaction.

The Businesses, page 54

Pigment Segment, page 62

Facilities, page 63

33.   Briefly explain the legal ramifications of having "an undivided interest" under Australian law.

Raw Materials, page 64

34.   Please tell us whether you have entered into written agreements with the chlorine and the oxygen/nitrogen suppliers, and if so, what consideration you have given to filing these agreements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Competitive Conditions, page 67

35.   Please define, or otherwise revise your disclosure to provide context for, the terms "brownfield" and "greenfield, which you use at the beginning of the last paragraph.

Patents and Other Intellectual Property, page 70

36.   Please indicate the duration of the patents you consider material to your business. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Employees, page 70

37.   Please provide the employee information for the most recently completed quarter.

Environmental Matters, page 72

38.   Please disclose whether you are in substantial compliance with the applicable environmental rules and regulations.

Description of Exxaro Mineral Sands, page 75

39.   With respect to disclosure expressed in South African Rand, to the extent possible please present the disclosure as converted into U.S. dollars also.

Properties and Reserves page 88

40.   For each of your mines, concentrators, mineral processing facilities, and smelters please disclose the annual production and capacity pursuant to paragraph (a) of the Instructions to Item 102 of Regulation S-K.

41.   We note your disclosure of estimates of mineralized materials for your Gravelotte and Letsitele properties. When disclosing mineral estimates, please disclose the type of resource or reserve associated with the mineral estimate and the estimated tonnage and grades pursuant to paragraph (b)(5) of Industry Guide 7.

Mineral Resources and Reserves, page 97

42.   Mineral resources and mineral reserves are disclosed for your properties. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as resource and reserves for your Port Durnford Prospecting Project and your Tiwest-Coolijarloo Mine, pursuant to Rule 418(a) of Regulation C. The information requested includes, but is not limited to:

      o   Property and geologic maps;

      o   Description of your sampling and assaying procedures;

      o   Drill-hole maps showing drill intercepts;

      o   Representative geologic cross-sections and drill logs;

      o   Description and examples of your cut-off calculation procedures;

      o   Cutoff grades used for each category of your reserves and resources;

      o   Justifications for the drill hole spacing used to classify and segregate proven and probable reserves;

      o   A detailed description of your procedures for estimating reserves;

      o   Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses;

      o   A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, if possible please provide the requested information electronically, preferably on a CD and formatted as Adobe PDF files. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your resources and reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

43.   We note your disclosure on page 97 that indicated mineral resources are converted to probable ore reserves. Additionally we note your disclosure in the footnotes to your reserves table that mineral resources are quoted inclusive of mineral resources that have been modified to ore reserves. In this regard, please explain to us why your probable reserve for your Namakwa Sands Mine exceeds your indicated resource for your Namakwa Sands Mine.

44.   Please disclose the material information associated with your reserves, including mineral prices, cut-off grade, mining recovery, and metallurgical recovery pursuant to paragraph (c) of the Instructions to Item 102 of Regulation S-K.

45.   Paragraph (b)(5)(3) of Industry Guide 7 allows the disclosure of mineral resources where such estimates previously have been provided to a person that is offering to acquire, merge, or consolidate. In an appropriate location in your filing, please provide disclosure indicating that future disclosure of mineral resources and mineral reserves may differ substantially than your current disclosure. For example, under Industry Guide7 only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission

and there is no provision for the reporting of mineral resources. Additionally, the level of feasibility required prior to declaring a proven or probable reserve under Industry Guide 7 may be different than the level of feasibility required under other mining codes.

46.   Please explain your disclosure that the competent persons responsible for the Exxaro Mineral Sands resource and reserve estimate have provided "their permission to incorporate the estimates into the annual statement" even though they are all employees of Exxaro (with the exception of Paul Stevenson). To the extent that disclosure of resources and reserves is not attributed to Exxaro, it may constitute expertized disclosure and each identified competent person would have to file a consent as an exhibit to the registration statement. Please advise. For guidance please refer to Interpretation 233.02 of the Division's Securities Act Rules Compliance and Disclosure Interpretations.

Competitive Conditions, page 99

47.   We note disclosure related to the competitive disadvantage of the relative distance between the mining operations and the processing plants. If such competitive disadvantage represents a material risk to Exxaro's Mineral Sands business, please include appropriate risk factor disclosure.

Backlog Orders, page 103

48.   You state that Exxaro Mineral Sands's backlog orders believed to be firm as of November 30, 2011 was "$632,000 for Exxaro's 50.0% interest in the Tiwest Joint Venture," but was "$3,709,155 for Exxaro's 100.0% interest in" Tiwest as of the end of 2010. Please correct the 100.0% to 50.0%, if true, and revise to explain and discuss the decrease in this backlog, since backlog has increased significantly for both KZN Sands and Namakwa Sands, during 2011.

49.   To the extent possible, please indicate the portion of backlog not reasonably expected to be filled within the current fiscal year, and any seasonal or other material aspects of the backlog. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Tronox Incorporated Management's Discussion and Analysis of Financial Condition and Results of Operations, page 125

50.   You state on page 129 that you determined that the Savannah TiO_2 operations do not meet the criteria for discontinued operations treatment. Among other actions, we note the facility was idled July 21, 2009, all proprietary technology was removed, and the site was transferred to an environmental response trust upon emergence from bankruptcy. Given the foregoing, it is not clear how you determined that discontinued operations treatment would not be appropriate,

based on the criteria in ASC 205-20-45-1. Please explain and discuss the nature of any significant continuing involvement in the operations. Also, quantify the historical revenues attributable to your Savannah TiO_2 facility.

General Factors Affecting the Results of Continuing Operations, page 129

51.   Please quantify the impact to your financial results of the Kwinana Facility outages, antidumping orders and other events described and provide quantified discussion of the potential future impact where material and practicable.

52.   Please tell us whether continuance compliance with the antidumping orders, and payment of potentially higher antidumping cash deposits, may present a material risk to your business. If so, please consider including relevant risk factor disclosure.

Combined Interim Results of Operations, page 133

53.   On page 136 you state that you had reorganization expense of $613.6 million for the combined nine month period ended September 30, 2011 versus $66.7 million for the nine months ended September 30, 2010. It appears the $613.6 million is actually income, given the statement of operations on page F-2. Please revise accordingly.

54.   Please revise page 140 accordingly to discuss the facts and circumstances surrounding the liquidation of subsidiaries that resulted in the $5.3 million gain. We note the brief explanations provided from footnote 5 on pages 24 and 123.

Financial Condition and Liquidity, page 148

55.   You state on pages 46-47 that Tronox Limited's cash flow and ability to meet its obligations or make cash distributions depends upon the cash flow of its operating companies and any future subsidiaries and the payment of funds by its operating companies and any future subsidiaries in the form of dividends or otherwise. We also note from page 8 that you expect the operational headquarters of Tronox Limited will be in the United States, even though Tronox Limited will be organized under the laws of Australia. Please revise to quantify cash held in foreign jurisdictions where there are factors which may adversely impact your ability to transfer funds between subsidiaries. See the analogous guidance in Section 501.09.b of the Financial Reporting Codification.

Capital Resources, page 151

Asset Based Lending Facility, page 151

56.   You state on page 30 that you have obtained committed financing from Goldman
        Sachs Bank USA to refinance your existing senior term loan debt at, or prior to,
        completion of the Transaction, because such completion will constitute a breach
        of certain of Tronox's covenants. Please revise to disclose the terms of this
        committed financing herein and address whether this financing will fund the cash
        portion of the Transaction, considering your existing facilities will be amended or
        replaced in connection therewith. To the extent that the parties have entered into
        a written arrangement related to the refinancing, please file it as an exhibit to the
        registration statement.

57.   You state that you were in compliance with the financial covenants associated
        with the Exit Financing Facility at September 30, 2011. Please revise to disclose
        the required minimum/maximum ratios or amounts for each of your financial
        covenants and the actual ratios or amounts achieved for each financial covenant as
        of the most recent balance sheet date. This disclosure will allow an investor to
        easily understand your current status in meeting your financial covenants. Refer
        to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for
        guidance.

58.   To the extent that the Credit Agreement listed as Exhibit 10.2 to the registration
        statement and the Senior Secured Super-Priority Debtor-in-Possession and Exit
        Credit and Guarantee Agreement listed as Exhibit 10.3 will remain outstanding
        following the effectiveness of the registration statement, please file complete
        copies of these agreements, including all of the schedules and exhibits, with your
        next amendment.

Liquidity, page 153

59.   We note your discussion herein regarding your cash needs and ongoing liquidity
        requirements and the contractual obligations due within one year of $315.4
        million as of December 31, 2010, shown on page 154. Please provide an update
        on your contractual obligations as of September 30, 2011, and provide an
        expanded discussion of how you expect to meet your contractual obligations,
        including payments to shareholders in connection with the Transaction and your
        ongoing liquidity needs. Provide a discussion of your liquidity post-Transaction,
        considering that the Wells Revolver will be amended or replaced upon completion
        of the Transaction. In this regard, you may quantify the expected cash needs and
        cash sources you have listed for both the current period and the period following
        the completion of the Transaction.

Exxaro Management's Discussion and Analysis, page 160

60.   Where you provide amounts in currencies other than the U.S. dollar outside of the
       audited financial statements and footnotes that are so presented, please revise to
       provide the U.S. dollar equivalent in parentheses. Provide this disclosure
       throughout the filing, e.g., amounts disclosed on page 76.

Recent Developments, page 162

61.   Please provide a discussion of the expected impact from changes in the operations
       of KZN Sands from a presumed drop in the production of titanium feedstock
       between the closing of the Hillendale Mine in 2012 and the commencement of
       production at Fairbreeze in 2014. This discussion should be sufficiently detailed
       and quantified to enable an investor to understand the potential impact to
       operations through the eyes of management. Example disclosure could include:
       o   the quantity produced at Hillendale Mine and the materiality to operations,
       o   expected financial statement impact,
       o   potential impact if Fairbreeze is delayed, discussion of the likelihood of
              delays and potential factors such as necessary regulatory and
              environmental approvals,
       o   amount expected to be sourced from Namakwa Sands versus third-party
              suppliers,
       o   dollar impact of using third-party suppliers to fulfill operations.

       Please quantify the impact to Exxaro's financial results from the furnace
       shutdowns and other events described and provide quantified discussion of the
       potential future impact where material and practicable.

Results of Operations, page 167

62.   You state on page 173 that during 2009, "significant inventory accumulation
       occurred as a direct result of the global financial crisis, resulting in a R592.3
       million reduction in cost of sales in 2009. The abnormal inventory levels
       subsequently were reduced in 2010, resulting in a R185.9 million increase in cost
       of sales during 2010." On page 176, you similarly disclose "As noted previously,
       during 2009 significant inventory accumulation occurred as a result of the global
       financial crisis that reduced other operating expenses (inclusive of inventory
       movements) with R592.3 million in 2009." Please revise to provide a
       comprehensive explanation of the impact of inventory accumulation on your
       operations, including discussion of the components of cost of sales, how cost of
       sales impacts other operating expenses, the nature of "inventory movements," etc.

63.   We note from the table on page F-147 that "disallowable expenditure", "exempt
       income" and "unrealised foreign exchange translation differences" each had a

material impact on Exxaro's effective tax rate for 2010. Please revise page 173 to explain the nature of these items.

Liquidity and Capital Resources, page 177

64.   Please quantify the cash sources expected to be available to meet the R6.5 billion in contractual obligations due within one year as shown on page 180. We note the disclosure on page F-127 including the additional steps taken to determine whether Exxaro Mineral Sands will continue as a going concern.

Indebtedness and Contractual Obligations, page 180

65.   You disclose on page 181 that Exxaro Mineral Sands recognized a contingent asset in the amount of R98.6 million in 2009 and R135.0 million in 2008 as a result of a settlement received in the first half of 2010 on an insurance claim for a furnace incident at the KZN Sands smelter in 2008. Please explain the accounting and analyze the relevant accounting literature, including paragraphs 31-35 of IAS 37.

Management, page 184

66.   Please identify the Class B directors who will serve on the board of Tronox Limited following the completion of the Transaction. Please note that Item 18(a)(7)(i) of Form S-4 requires Item 401 of Regulation S-K disclosure with respect to the directors and executive officers of the surviving entity. Please also refer to Rule 438 and provide the appropriate consents of the directors selected, or tell us when and how you propose to update your filing to include this information.

67.   Page 18 of the Rule 425 communication filed on October 7, 2011, states that "[k]ey members of Exxaro's senior management [are] expected to join Tronox." Please advise or otherwise provide Item 401 disclosure with respect to these executives.

68.   In accordance with Item 18(a)(7)(iii) of Form S-4, please include Item 407(a) of Regulation S-K disclosure.

69.   With respect to Mr. Casey's business experience, please identify the positions held by him during the 2007 – 2009 period. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 189

Summary Compensation Table, page 200

70.   Please update your disclosure, including the CD&A section, to include year 2011
        compensation. In addition, we note that the Summary Compensation Table omits
        the reporting of the amounts paid under the 2010 Cash Incentive Plan. Even
        though the 2010 bonus was paid in 2011, it should be reported for the year during
        which it was earned. For guidance please refer to Instruction 4 to Item 402(c) of
        Regulation S-K, and Interpretation 119.17 of Regulation S-K Compliance and
        Disclosure Interpretations. Please revise your disclosure accordingly. Also, tell
        us why you have not included disclosure of the payouts under the Cash Incentive
        Plan pursuant to Item 402(d) of Regulation S-K.

71.   In footnote (4) you disclose that the 2010 Officer payments were paid pursuant to
        the Key Employee Incentive Program. If applicable, please revise your CD&A
        disclosure to provide a brief outline of the terms of this plan and explain whether
        the payments under the KEIP were in addition to the bonus payments disclosed at
        the end of page 193.

2010 Director Compensation, page 210

72.   Please disclose the director compensation in the tabular format set forth in Item
        402(k)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 212

73.   Please disclose the ownership of directors and executive officers as a group. See
        Item 403(b) of Regulation S-K.

The Special Meeting of Tronox Incorporated Stockholders, page 213

Solicitation of Proxies, page 216

74.   You indicate that Tronox employees may solicit proxies personally,
        electronically, by telephone or other means. Specify the means by which these
        persons may solicit electronically. Also note that all written soliciting materials,
        including any scripts used in soliciting proxies over the telephone, e-mail
        correspondence, and information posted on the Internet, must be filed under the
        cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c).

The Transaction, page 219

General Description of the Transaction, page 219

75.   We note that Section 2.1(a)(iii) of the Transaction Agreement provides that in addition to the interest in the Exxaro Mineral Sands business, Tronox Limited will also acquire certain "Loan Accounts," which sale Exxaro, upon written notice to Tronox at least 10 business days prior to the closing, may elect not to effect. Please explain to us this aspect of the Transaction, and to the extent necessary revise your disclosures accordingly.

Background of the Transaction, page 221

76.   Your disclosure throughout this section does not (i) describe in sufficient detail who initiated contact among the parties; (ii) identify all of the parties present at a meeting (for example, in the fifth paragraph on page 221 you state that "representatives from [Tronox] and Exxaro …met in London…"); or (iii) fully explain the issues discussed and the positions taken by the parties at each meeting. Please revise your disclosure to, among other things, identify the party who initiated the first discussion between the two companies. In light of the parties' business relationship through the Tiwest Joint Venture, please enhance the disclosure of the material factors that may have contributed to the subject transaction. In this regard, we also note the statements made by the Tronox Incorporated former CEO, Mr. Wanlass, in the communication filed pursuant to Rule 425 on September 26, 2011 noting that "[o]ur two companies already have a strong, well-established 20-year partnership and a proven track record of enhancing production capabilities…"

77.   Please disclose whether Tronox and Exxaro engaged in any discussions or transaction activity during the following periods: 05/11/10 – 08/04/10; 8/4/10 – 12/7/10; 02/11 – 04/08/11.

78.   Please disclose the method by which the board determined the members of the strategic committee and whether they qualified as independent directors.

79.   Please clarify the strategic committee's role in exploring the company's strategic options and the means by which the committee achieved its objectives. To the extent that one of the financial advisors was engaged to assist the strategic committee in evaluating the different strategic options, please state so. In this regard, disclosure such as "Tronox Incorporated" engaged the financial advisors "to assist the board in evaluating potential strategic options" does not enhance shareholders' understanding of the process undertaken by the company in evaluating its strategic options.

80.   Please explain to us the role that Mr. Casey played as a member of the strategic committee, and how his appointment as the CEO of Tronox Incorporated soon after the announcement of the Transaction may have affected the board's decision in pursuing this strategic alternative, or given rise to Mr. Casey's having additional interests in the Transaction. In this regard, we also note that in your communication filed pursuant to Rule 425 on October 5, 2011, Exxaro's CEO stated that Exxaro was informed and "agreed to the change in leadership."

81.   Please disclose the reasons why the strategic committee recommended that Tronox explore a potential transaction with Exxaro by addressing in detail the factors discussed by the board during the April 15, 2011 meeting. Also, please discuss whether the board considered other possible strategic alternatives with third parties and the reasons for not pursuing those options.

82.   In connection with the July 14, 2011 meeting, please revise the disclosure to explain the parties' rationale for effecting the Transaction through the creation of an Australian holding company. Also please discuss whether the parties considered alternative structures.

83.   Please enhance the discussion relating to the negotiation of the material terms of the Transaction Agreement together with all of the ancillary agreements.   Please explain how the parties arrived at the dual structure of consideration to be received by the Tronox shareholders, the termination fee, and the other material terms to the transaction documents.

Tronox Incorporated's Reasons for the Transaction; Recommendation of the Tronox Incorporated Board of Directors, page 224

84.   Where not readily apparent, provide the board's analysis of each supporting factor and potential risk. For each item identified enhance the disclosure so that the shareholders understand how consideration of the listed factors impacted the board's decision to approve the Transaction and to recommend it to the shareholders for their approval. Conclusory disclosures such as the board believes the Transaction is based on conservative pro forma, that it "is expected to provide significant financial flexibility" and that it will allow Tronox "to acquire strategic mining assets at attractive valuations" are general and do not provide insight into the board's decision-making and the basis for its recommendation. In summarizing the board's analysis for each of these material factors, please disclose the risks and countervailing factors, strategic alternatives (and the reasons for rejecting them) and why the factors were viewed by the board as supporting its decision to enter into the Transaction Agreement. In this regard, please discuss the expected impact that the Transaction will have on Tronox's customers, employees and suppliers (see last bullet point on page 227).

85.   Please identify the basis of the board's belief that the Transaction is expected to generate "meaningful" operational synergies, which are estimated at approximately $30 million annually. Refer to the Rule 425 communication filed on September 26, 2011. Please revise your disclosure to provide context to these estimated costs savings, by disclosing for example the historical cost associated with the TiWest Joint Venture and demonstrating how the vertical integration will enable New Tronox "to rationalize selling, general administrative expenses in marketing, supply chain and finance."

86.   Please discuss how the emergence from bankruptcy affected the board's decision to pursue a transaction with Exxaro over the other strategic alternatives.

87.   Please explain how the board assessed the significance and reliability of its financial advisors given that a substantial portion of the payment for the Goldman Sachs opinion is condition upon the success of the transaction and payment for the Moelis opinion is entirely conditioned upon the closing of the transaction.

Opinions of Advisors to Tronox Incorporated, page 229

General

88.   We note that the opinions of the financial advisors were delivered on or about September 25, 2011 and that neither opinion contemplates the proposed amendment to the Transaction Agreement. Please disclose whether in the board's view the change in the structure of the Transaction, which now involves a two merger process pursuant to which Tronox Incorporated becomes a subsidiary of Tronox Limited, represents a material change of the assumptions upon which the financial advisors based their opinions.

Opinion of Goldman Sachs, page 229

89.   Please disclose the compensation that Goldman Sachs received for services provided to the company during the past two years in accordance with Item 1015(b)(4) of Regulation M-A, as well as the compensation Goldman Sachs is expected to receive in connection with the contemplated refinancing. If the information necessary to accurately quantify the compensation paid or to be paid to the advisor is not available, and it would require unreasonable effort to obtain, please revise your disclosures to provide a narrative description of the fees paid or to be paid and an explanation of the reasons why such additional information is unavailable.

90.   Please disclose the percentage of the $9 million transaction fee contingent upon the successful completion of the Transaction.

Opinion of Moelis, page 232

91.   The second paragraph contains language that appears to limit the extent to which investors are entitled to rely on your disclosure: "[t]he following summary…does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion." While appropriate disclaimers concerning the nature of a summary are permitted, please revise to remove the implication that the summary is incomplete and does not describe all material bases for and methods of arriving at the opinion's findings. Please comply with this comment also with respect to the first paragraph of the "Financial Analyses by Financial Advisors" disclosure on page 234 and the disclosure in first paragraph on page 237.

92.   Please express the transaction fee to be received by Moelis in U.S. dollars.

Financial Analyses by Financial Advisors, page 234

93.   With a view towards disclosure, please explain whether the disclosure represents a combination of the financial analyses performed separately by each financial advisor, or whether the financial advisors performed joint analyses in rendering their opinions. If the former, please tell us why you elected to present the information jointly.

Illustrative Discounted Cash Flow Analysis, page 234

94.   Please disclose how the financial advisors determined the multiples of enterprise value, including the discounted rates and the price to net value ratio. To assist an understanding of how the financial advisors arrived at the disclosed implied values, please revise the disclosure to provide additional information about the underlying data used to calculate the implied values. For example, disclose whether there were high, low, average or median values calculated and present the information in a tabular format.

Contribution Analysis, page 236

95.   Please disclose the underlying data used to calculate the Implied Equity Value Contribution of Tronox Limited and Exxaro Mineral Sands.

Additional Interests of Tronox Incorporated Executive Officers and Directors in the Transaction, page 237

96.   Please quantify the benefits that the executive officers and directors will receive as a result of the Transaction on an individual basis in tabular form.

Description of Transaction Documents, page 251

97.   Please note that your disclosure that the representations and warranties contained
in the Transaction Agreement and related agreements were made solely for the
benefit of the other parties to the agreements suggests that the agreements do not
constitute public disclosure under the federal securities laws of the United States.
Please revise your disclosure to remove such implication.

98.   Please provide us supplementally with a list that briefly identifies and summarizes
the contents of each of the Exxaro Disclosure Schedules and of the Tronox
Disclosure Schedules. Please note that in accordance with Item 601(b)(2) of
Regulation S-K, the Transaction Agreement attached as Annex A to the
prospectus and incorporated by reference therewith, must contain a list briefly
identifying the contents of all omitted schedules. Please revise your disclosure
accordingly.

Reassessment of Environmental Provision Shortfall, page 262

99.   Please revise to explain the mechanics of the cash adjustment, including which
party is expected to be responsible for providing this cash adjustment in the event
of an upward or downward change in the estimate and how this cash adjustment is
expected be funded.

Description of Tronox Incorporated Exchangeable Shares, page 293

100.   We note the statement in the second sentence of the introductory paragraph that
the summary of the material terms of the Exchangeable Shares is "qualified in its
entirety by reference to applicable Delaware law and regulation." Please be
advised that you may not qualify information in the prospectus in this manner
unless incorporation by reference or a summary of a document filed as an exhibit
is required. See Rule 411(a) of Regulation C. Please address this comment also
with respect to your disclosure in the introductory paragraph of your "Governance
of Tronox Limited" discussion on page 295, and the second introductory
paragraph of the "Comparative Rights of Stockholders of Tronox and
Shareholders of Tronox Limited" disclosure on page 306.

Unaudited Pro Forma Condensed Combined Financial Statements, page 277

4. Estimate of assets to be acquired and liabilities to be assumed, page 284

101.   Please add disclosure to clarify where the $1,993.3 million of related party
payables is included in the Pro Forma Adjustments column on page 279.

102.   Please tell us how the $209.8 million fair value of the non-controlling interest was

determined.

103.   Please revise to explain how the $1,490.0 million gain arising from the bargain
        purchase has been allocated to the noncontrolling interest and to Tronox Limited
        stockholder's equity, as shown on page 286.

Tronox September 30, 2011 Financial Statements

Note 5 - Fresh-Start Accounting, page F-9

104.   We assume the enterprise value you have disclosed of $1,150.0 million is the
        same as the reorganization value described in ASC 852. If so, please tell us how
        you have complied with ASC 852-10-50-7c.

Note 7 - Balance Sheet Data, page F-15

105.   Please revise to describe the nature of materials and supplies included as
        inventories and explain how they qualify as inventoriable costs.

Note 18 – Contingencies, page F-30

106.   You state you cannot reliably estimate a range of future additions to the reserves
        for environmental matters. On page 72 you state it is not possible for you to
        estimate the amount of future expenditures related to environmental matters
        because (1) environmental laws and regulations, as well as enforcement policies
        and clean up levels, are continually changing, and the outcome of court
        proceedings, alternative dispute resolution proceedings (including mediation) and
        discussions with regulatory agencies are inherently uncertain; and (2) additional
        sites may be identified in the future. Please explain to us how you factor in the
        possibility of additional sites being identified in determining whether an estimate
        can be made in connection with paragraph 4 of ASC 450-20-50. It appears that
        developing an estimate of the possible loss or range of loss would be done based
        on the potential loss at existing sites and that the possibility of additional sites
        being identified in the future would not preclude such an estimate. We also note
        that uncertainty in future changes in environmental laws and regulations would
        not necessarily preclude such an estimate. Please clarify the specific reasons an
        estimate cannot be made for your material contingencies where an estimate of
        possible loss or additional loss has not been provided.

Tronox December 31, 2010 Financial Statements

4. Significant Accounting Policies, page F-49

Basis of Presentation, page F-49

107.   We note you proportionately consolidate the Tiwest Joint Venture. Please tell us and revise your filing to disclose what percentage of Tiwest's revenues is directly attributable to its mining operations. We may have further comment.

Self-Insurance, page F-52

108.   We note your disclosure that you self-insure for general liability, among other items. Please tell us your consideration of ASC Topic 450-20-25-8.

Exxaro June 30, 2011 Financial Statements

11. Events after the reporting period, page F-120

109.   Please revise to explain the purpose of the issuance of the ordinary share by Exxaro TSA Sands (Pty) Ltd. and how the price of R1,800 million was determined.

Exhibit 99.4 Consent of Moelis & Company LLC
Exhibit 99.5 Consent of Goldman, Sachs & Co.

110.   Please provide the basis for the limitation in each financial advisor's consent that states that the consent shall be applicable to the current registration statement only and not to any subsequent amendments thereto.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters, and John E. Coleman, Mining Engineer at (202) 551-3610 if you have questions regarding comments on mining reserve disclosure and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Daniel E. Wolf, Esq.
        Christian O. Nagler, Esq.
        Claire Sheng, Esq.
        Kirkland & Ellis LLP